SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form    20-F  ☒             Form    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2014	2

Results January March 2014 Telefónica, S.A. Investor Relations

Results January March 2014 Telefónica, S.A. Investor Relations

Disclaimer This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Investor Relations Telefónica, S.A.

Q1 14 Highlights • Solid beginning of the year Delivering on 2014 strategy; increasing customer value and network differentiation while improving financials • Continued strength in revenue growth & consistent OIBDA stabilisation Organic sales up for the fourth consecutive quarter (+1.5% y-o-y) Robust growth in high-quality customer base (smartphones, LTE, fiber) Organic OIBDA growth of 0.5% y-o-y, with strong margin at 32.1% (-0.3 p.p. organic y-o-y) on efficiency progress • Targeted investments for future growth and top quality networks CapEx devoted to growth & transformation: 69% of total Speed-up network modernisation: creating a more efficient platform for innovation and differential customer experience • Best Q1 FCF in the last three years? Lower spectrum payments & working capital improvement offsetting CapEx increase, FX impact and asset disposals Q1 FCF +€796m y-o-y • Further leverage reduction Net financial debt reduced by €2.7Bn in Q1 to €42.7Bn (2.30x ND/OIBDA), absorbing seasonal effects on FCF and Venezuelan implicit devaluation • Full year guidance and dividend reiterated Quarterly performance aligned with 2014 guidance (Revenues: -0.1%; OIBDA margin erosion: -0.4p.p.; CapEx/Sales: 11.5%; all organic and excluding Venezuela) Investor Relations Telefónica, S.A.

Key financials Q1 14 € in millions Reported Reported Organic y-o-y y-o-y Revenues 12,232 (13.5%) 1.5% OIBDA 3,929 (14.0%) 0.5% OIBDA Margin 32.1% (0.2 p.p.) (0.3 p.p.) OpCF (ex-spectrum) 2,561 (22.9%) (10.6%) Net Income 692 (23.2%) EPS 0.15 (27.0%) FCF 339 c.s. Net financial debt 42,724 (17.5%) Reported figures hit by FX & changes in the perimeter • Depreciated FX rates, mainly BRL, ARG and VEF drained y-o-y: Revenue: -11.8 p.p.; OIBDA -11.7 p.p. • T. C. Republic deconsolidation deducted y-o-y: Revenue: -3.1 p.p.; OIBDA -3.7 p.p. • FX impact in OIBDA neutralised at FCF level through lower CapEx, Interest, Tax and Minorities payments • Outstanding debt reduction (-€16Bn in the last 7 quarters) in spite of implicit VEF devaluation Investor Relations Telefónica, S.A.

Strongest Q1 FCF since 2011, despite CapEx and FX FCF (€ in millions) FCF (ex spectrum) FCF absolute change y-o-y (€ in millions) FCF improvement y-o-y • WC improvement (+€613m) on optimisation measures executed in Q1 14 • Lower spectrum payments (+€607m) • Savings on tax payments (+€314m) • Lower interest payments (+€105m) • Reduced minority drag (+€29m) FCF to improve sequentially as Q1 is traditionally impacted by seasonal effects Investor Relations Telefónica, S.A.

Selective commercial approach; increasing customer value Mobile contract accesses (y-o-y organic) Fiber homes passed (y-o-y) TV accesses (y-o-y) Focus on quality, setting basis for future growth • Contract mix improved to 35% (+1.3 p.p. y-o-y) • 5.6 million smartphone net adds, 2x vs. Q1 13 • Smartphone leadership driving mobile data revenue (Q1 +8.8% y-o-y organic; +1 p.p. q-o-q) • Opportunity in low prepaid smartphone penetration • Progressive fiber (connected homes +90% y-o-y) and LTE deployment Further progress on data traffic monetisation Ongoing innovation and tariff refreshment Customer insight in each market: New technologies: LTE, fiber Share data plans: Multivivo in Brazil, Datos Compartidos in Spain Digital services Tiered pricing: common approach to bundle Organic growth: in 2013 excludes the accesses of T. Czech Republic and T. Slovakia as well as the accesses relating to the fixed consumer business in the UK Investor Relations Telefónica, S.A.

Revenue & OIBDA growing organically Revenues (organic y-o-y) OIBDA (organic y-o-y) Organic OIBDA margin Contribution to y-o-y organic Revenue improvement leveraged on diversification Spain sales y-o-y decline improving (-3.7 p.p. q-o-q) Hispam drives Q1 Group organic growth: 28% of revenues; +14.8% y-o-y 27% of OIBDA: +15.0% y-o-y Transforming top line mix towards data centric business Increased demand for mobile data (non-SMS/data revenues 71%; +8 p.p. y-o-y) Growing OIBDA Continued strict cost management and savings from efficiencies Lowest OpEx increase in four quarters (+1.5% organic y-o-y) Flattish profitability Limited OIBDA margin erosion in Q1 (-0.3 p.p. y-o-y organic) reflected: Lower commercial expenses (-1.3% y-o-y organic) Higher network & IT costs (+5.1% y-o-y organic) related to network investments Investor Relations Telefónica, S.A.

TGR: speeding up technological transformation in network, IT and operations Accelerating deployments to provide the best user experience CapEx in Growth and Transformation: 69% in Q1 14 Coverage 3G+4G site with UBB backhaul +Speed, +Simple, +Sustainable • Continued progress towards future-proof networks: Spain: Single RAN modernisation • Increased flexibility and speeds • Enhanced customer experience • LTE dual-band capable • Quality plan to assure outperformance Germany: Trialing LTE-A with carrier aggregation & VoLTE IT Transformation: simplification on track and new major initiatives IT transformation: implementing core commercial application suites in most of Hispam countries Simplification and transformation of the business through standardised customer oriented processes Reutilisation and standardisation resulting in major savings vs. local contract Quantum leap in customer experience and business agility IT infrastructure consolidation in EU & Brazil Decommissioning ~80 applications (25% of 2014 target) More than 35% servers virtualised Investor Relations Telefónica, S.A.

Digital Services: Advancing across different P&S Consumer: Towards new and sustainable revenue opportunities Video Security Global device management Strategic Partnerships Ehealth Financial Services Accesses Rhapsody Evernote • Adding value to our 74K 185K data proposition M2M • New agreement with Saluspot enables to offer free online health advice and consultations • Announcement of Yaap brand for the digital services to be Information launched in Spain jointly with Santander & CaixaBank: Security? Yaap Shopping, a virtual showroom Yaap Money, a P2P payment service (1) Desktop Virtualisation Service (2) Organic and impacted by the disconnection of 0.6m inactive accesses in Spain in Q1 14 (3) Security Operation Center 8 • Creation of Axonix, 1st mobile advertising exchange platform owned by a mobile operator and powered by MobClix technology • Adding value, leveraging Corporate & • SMEs offering Acquisition of eyeOS, pioneer in the open-source web desktop to offer DVS(1) • Managed M2M connectivity for >50% urban solutions with JCDecaux • Partnership with Tesla for M2M 20%(2) connectivity • Relevant CyberSecurity projects awarded in Spain and Colombia leveraging global SOC(3) roll-outs

Spain: Unique assets driving quality trading Movistar Fusión Fusión penetration (consumer) % New & upselling adds FBB base Customers Mobile contract base (1) New & upselling adds 71% 64% 64% 52% 47% 2.9 3.2 1.7 35% 26% 45% Q1 13 Q4 13 Q1 14 Mar-13 Dec-13 Mar-14 296K 276K 303K (1) Includes 1.2 million mobile add-ons Net adds (‘000) Q1 13 Q4 13 Q1 14 63 58 100 108 60 (51) (140)(127) (329) Pay TV FTTH Mobile Contract (2) (2) Excludes M2M FTTH (‘000) Homes Passed (million) Dec-14 E New Homes Passed 4.1 7.1m HHPP 3.5 (10m premises) 3.0 2.3 580 589 291 134 Q1 13 Q3 13 Q4 13 Q1 14 Investor Relations Telefónica, S.A. “Movistar Fusión” improving momentum • Significant contribution of new/upselling services • 2/3 of contract mobile base in “Fusión” & new mobile tariffs • “Fusión TV” focused on differential value TV in all packages with exclusive content & functionalities New portfolio (end April) adding value for the same price • “Fusión” churn lower than standalone services? FBB lifetime x1.8; Mobile contract x2.8 • “Fusión” ARPU at high level (70€) Strong growth of high value customers • New record in Q1 FTTH net adds Fiber customers at 701K (x1.9 y-o-y) “Fusión Fiber” priced at 10€/month premium (ex-VAT) • “Movistar TV” gaining traction • Mobile contract improved (Q1 net loss(2) -62% y-o-y) Enlarging network differentiation • FTTH roll out acceleration (Mar-14: 4.1m HHPP; 6.1m premises) Coverage at 24% of total homes in Spain (+4 p.p.vs Dec-13) Uptake maintained at 17% despite accelerated deployment • LTE at ~44% of pop. by Mar-14 (~60% Dec-14E) ? 800 MHz will enable more efficient deployment

Spain: Revenue improvement trend accelerates Revenue (y-o-y) Top line improvement in a very competitive market Revenue Revenue ex-MTR • Commercial turnaround delivering results • Increasing customer preference for premium quality Q3 13 Q4 13 Q1 14 • Back book repricing largely digested (6.2%) (8.2%) • Growth in handset sales (+23.2% y-o-y in Q1), changing trend vs Q4 13 (-13.0% y-o-y) (9.8%) (9.9%) (12.1%) (11.9%) +0.3 p.p. +3.7 p.p. OIBDA margin Very solid profitability; combining improved commercial organic y-o-y activity with efficiency gains 46.9% • Continued efficiency gains from transformation -1.6 p.p. Personnel, simplification, insourcing Distribution channel and call centers y-o-y Q1 14 • Increased commercial effort Higher gross adds y-o-y (fiber, TV, mobile) Handset upgrades +12% handset upgrades Handset sales +40% Fiber gross adds +75% TV gross adds x3 Mobile contract gross adds +9% Investor Relations 10 Telefónica, S.A.

UK: Growing contract customer value 13% of Group revenue Mobile performance (y-o-y) Focus on LTE & Refresh • Upgrading customers to LTE 7% 41% outdoor coverage; ongoing investment in LTE expansion through network sharing 55% contract mix Sustained low contract churn: ? ARPU uplift (high-single digit %): higher data consumption (2x vs 3G) (+2 p.p. y-o-y) 5 consecutive quarters at 1.1% • Strong adoption of “O2 Refresh” ? Strengthened loyalty Contract Base Mar-14 New tariffs from Feb. 28th: incorporating a wider range of handsets • 135k contract net adds in Q1 Mobile Service Revenues (y-o-y) MSR MSR ex-Refresh & ex-regulation Q1 13 Q4 13 Q1 14 Sequential consolidation of trends in MSR y-o-y (ex-Refresh&egulation) (0.8%) (0.8%) • Revenue remained broadly stable (-0.3% y-o-y in Q1) (2.9%) “Refresh” added 6.0 p.p. and fixed assets disposal deducted 1.7 p.p. (6.1%) Solid growth of non-SMS data revenue (+13.9% y-o-y) (7.3%) (7.9%) • Q1 OIBDA up 16.3% y-o-y Benefits of “O2 Refresh” proposition; Lower trading activity; True-up of OIBDA margin past commissions (€24 m); Tight cost control (OpEx -5.1% y-o-y) • “O2 Refresh” impact gradually normalising from April-14 (anniversary 25.4% 24.6% of launch) 21.1% Q1 13 Q4 13 Q1 14 Financial y-o-y change in local currency Investor Relations 11 Telefónica, S.A.

Germany: Investing in opportunities around LTE Increasing value of the base 78% 54% 33% +1 p.p. +5 p.p. y-o-y y-o-y Contract Smartphone % LTE over mix penetration handset sales Revenues (y-o-y) Revenues MSR ex-MTR Q1 13 Q4 13 Q1 14 0.5% (2.3%) (3.4%) (3.4%) (7.4%) (8.8%) OIBDA Margin 23.9% 25.2% 22.3% Q1 13 Q4 13 (1) Q1 14 (1) Q4 13 excludes €76m of asset sales Investor Relations Telefónica, S.A. Best positioned to benefit from data monetisation opportunities • O2 Blue All-in portfolio refreshed from April LTE is included in all tariffs plus attractive roaming packages New Premium tariff & continued attractive bundle offers • New tariff “O2 Unite” announced for the business segment • LTE outdoor coverage at 50% at the end of April (~40% in Dec) Stabilising MSR performance q-o-q • Revenue pressure on: Lower handset sales (-33.2% y-o-y): price & volume driven MSR: accelerated decrease of SMS volumes, renewal of tariffs within the base and weakened prepaid dynamics • Sequential lower ARPU dilution • Non-SMS/data revenues at 72% in Q1 (+9 p.p. y-o-y) Margin erosion on increasing commercial spend • OIBDA performance (-14.6% y-o-y) affected by:? Higher commercial expenses ? Revenue flow-through

Brazil: Reinforcing leadership in high value customers Contract Mobile Net Adds (m) Net adds market share Gross customer value 10x 1.2 ~x4 0.7 66% 1/3 42% Q1 13 Q1 14 ARPU Churn Contract Prepaid Fixed Services Net Adds (‘000) (Fixed telephony, TV and FBB) Q1 13 Q1 14 Fiber 80 44 40 32 5 13 (36) (92) Fixed FBB(1) Pay TV Traditional (1) Includes Fixed Wireless broadband Investor Relations Telefónica, S.A. Outperforming in mobile market • Reinforcing market leadership in the contract segment to 40.6% of market share (+3.5 p.p. y-o-y) Mobile contract penetration: 32% (+6 p.p. y-o-y) Smartphone penetration: doubling y-o-y to 28% • New “Vivo Tudo” prepaid offer (bundling voice, data and SMS), boosting prepaid net adds (4m customers in 2 months) • Superior networks and lower complaints, towards a more sustainable growth model Focus on fiber deployment and increased coverage of FW • Fiber reached 1.5m households (2.3m premises), with 236k already connected • Expansion of Fixed Wireless technology (169k net adds in Q1 to 653k customers)

Brazil: Solid financial performance Revenue (organic y-o-y) Service (F+M) Service (F+M) ex-regulation ex-regulation MSR ex-regulation Fixed 8.6% 7.2% 6.5% 2.0% 3.3% 3.8% 1.7% 1.0% 0.7% (0.9%) (3.4%) (8. Q1 1%) 13 Q4 13 Q1 14 OIBDA Margin (y-o-y) 32.3% 31.1% 0.8 p.p. (1.6 p.p.) (0.4 p.p.) Q1 13 Commercial Network Others Q1 14 costs & IT Investor Relations Telefónica, S.A. Consistent revenue growth • Total revenues up 0.2% organic y-o-y, with negative impact of regulation and lower handset sales (-2.7 p.p. and -0.8 p.p., respectively) • Outgoing mobile revenue +8.7% y-o-y organic on strong data growth (+20.7%) boosted by non-SMS revenues (+42.0%) • Best fixed revenues y-o-y performance in almost 3 years thanks to commercial turnaround from H2 13 Limited OIBDA margin erosion y-o-y • Strong commercial activity and higher network expenses dragging profitability • Strict cost discipline delivering savings on personal expenses and other G&A costs

Hispam: Strong revenue & OIBDA growth Revenue (organic y-o-y) Hispam Hispam ex-Venezuela 17.7% 14.8% 10.6% 6.5% 10.7% 10.8% Q1 13 Q4 13 Q1 14 Revenue growth drivers (organic y-o-y) Non-SMS Data FBB & New services Q1 Revenue growth y-o-y contribution 43.0% 42.9% 43.2% 5.7 p.p. 19.1% 17.4% 12.5% 2.4 p.p. Q1 13 Q4 13 Q1 14 OIBDA (organic y-o-y) Hispam Hispam ex-Venezuela OIBDA margin organic y-o-y 12.7% 15.0% 10.3% 2.3% 10.9% 2.2% Q1 13 Q4 13 Q1 14 (0.1 p.p.) (1.6 p.p.) +0.1 p.p. Investor Relations Telefónica, S.A. Balanced portfolio with all the countries contributing to growth • Increased contribution of Mexico, Chile and Colombia: Mexico: Revenue acceleration y-o-y driven by steady commercial activity improvement Colombia: Revenue y-o-y growth improved by 12 p.p. in just 1 year ? Chile: Best revenue growth ex-regulation in almost 4 years on better commercial activity Healthy revenue expansion on new revenue sources • Strong increase across services in Q1 (MSR +17.5% y-o-y; Fixed +8.9% y-o-y) • Non-SMS data main growth driver (9 p.p. out of MSR y-o-y growth) • Recent launch of 4G services in Chile, Colombia and Peru • Record-high mobile voice traffic volumes with y-o-y trend accelerating (+26% in Q1 vs. 15% in Q4 13) OIBDA margin increasing y-o-y • Solid double digit OIBDA y-o-y organic growth on efficiency savings more than offsetting higher network & commercial expenses

Hispam: Consolidating growth across the board (I) Colombia Peru 3% of Group Argentina 6% of Group Chile 4% of Group Revenue Revenue Revenue Revenues & OIBDA (organic y-o-y) Revenues & OIBDA (organic y-o-y) Revenues & OIBDA (organic y-o-y) Revenues ex-regulation OIBDA Revenues OIBDA Revenues ex-regulation OIBDA 24.9% 26.5% 7.2% 12.9% 22.1% 10.2% 4.1% 22.9% 1.5% 4.8% 11.0% 18.5% 2.3% (0.4%) (0.9%) (2.2%) (2.8%) (1.4%) Q1 13 Q4 13 Q1 14 Q1 13 Q4 13 Q1 14 Q1 13 Q4 13 Q1 14 Revenue breakdown (organic y-o-y) Revenue breakdown (organic y-o-y) Revenue breakdown (organic y-o-y) Non-SMS Data FBB & New services Non-SMS Data FBB & New services Non-SMS Data FBB & New services 17.4% 65.8% 38.5% 59.0% 50.4% 31.1% 11.5% 17.4% 13.8% 3.7% 41.6% 10.0% 34.8% 7.5% 7.9% 23.8% 1.7% 0.2% Q1 13 Q4 13 Q1 14 Q1 13 Q4 13 Q1 14 Q1 13 Q4 13 Q1 14 • Strong acceleration of accesses (+8% vs • Higher OIBDA margin (+1.5 p.p. y-o-y) on • Robust revenue y-o-y acceleration on +5% in Dec-13) efficiency efforts and lower commercial steady fixed and contract mobile commercial activity momentum • OIBDA margin expansion (+0.9 p.p. y-o-y) Investor Relations Telefónica, S.A.

Hispam: Consolidating growth across the board (II) Peru Peru 5% of Group Mexico 3% of Group Venezuela & Central America 5% of Group Revenue Revenue Revenue Revenues & OIBDA (organic y-o-y) Revenues & OIBDA (organic y-o-y) Revenues & OIBDA (organic y-o-y) Revenues ex-regulation OIBDA Revenues ex-regulation OIBDA Revenues OIBDA 12.0% 9.8% 37.9% 39.5% 10.1% 8.7% 30.7% 39.4% 8.4% (0.1%) 1.0% (2.1%) 6.0% 25.7% 28.4% (2.6%) (22.5%) (34.8%) Q1 13 Q4 13 Q1 14 Q1 13 Q4 13 Q1 14 Q1 13 Q4 13 Q1 14 Revenue breakdown (organic y-o-y) Voice Traffic & Mobile Gross Adds (y-o-y) Traffic (y-o-y) Non-SMS Data FBB & New services Q1 13 Q4 13 Q1 14 Voice Traffic Data Traffic 73.9% 52% 61% 54.9% 54.5% 42% 38% 38% 45% 33% 24% 17.5% 18.5% 17% 17% 13% 5.4% Q1 13 Q4 13 Q1 14 (2%) Q1 13 Q4 13 Q1 14 Voice Traffic Gross Adds • Solid revenue and OIBDA performance • Outstanding improvement on commercial • Volume driven growth; voice & data traffic with margin expanding by 1 p.p. y-o-y metrics flowing into revenues steadily accelerating • Successful launch of “Planes Vuela”; • New regulatory framework to positively • Q1 revenue growth decelerates on lower unique provider of 4G services impact business performance from Q2 14 handset sales (-28.9% organic y-o-y) Investor Relations Telefónica, S.A.

Ongoing net debt reduction & leverage improvement Net Financial Debt € in millions Net Financial Net Financial Net Financial Debt/OIBDA Debt/OIBDA Debt/OIBDA 2.36x €-3.8Bn 2.30x 2.27x 46,491 (339) 643 (2,306) 45,381 1,110 (1,750) 210 (780) (225) 42,724 41,944 Net Fin. Venezuelan Net Fin. Debt FCF Treasury Sale of T. C. Hybrid FX, MTM & Pre- Net Fin. Post Closing Net Fin. Debt Debt implicit Dec-13 after Share & Net Republic Others retirements Debt events (sale Mar-14 Dec-13 devaluation Venezuelan implicit Financial commitments Mar-14 of T. Ireland) Post-closing devaluation Investments events 2,561 (688) 1,872 (1,020) (170) (157) 526 (187) 339 OpCF Working OpCF post Net Interest Tax Dividend to FCF Spectrum FCF ex-spectrum capital Working minorities & ex-spectrum accrued post-spectrum Capital others accrued Investor Relations Telefónica, S.A.

Broad financing while maintaining ample liquidity Long term financing: well diversified Effective interest cost (12 month rolling) € in billions Guidance 6% €5.9Bn long term 5.55% financing YTD 5.34% 3.0 5% 1.75 0.5 0.4 0.2 Syndicated Hybrids T. Deutschland Private LatAm & Dec-13 Mar-14 facility bond placements Other loans Increasing average cost of debt driven by reduction of debt mainly in € and CZK (lower cost than average) and the cost of keeping hedging strategy Liquidity cushion Net debt maturities (Mar-14) € in billions (€ in billions) 22.0 9.2 Undrawn credit 12.6 lines & 6.3 syndicated RCF Cash 90% LT 3.1 excluding Cash position exceeds Venezuela 9.4 maturities Mar-14 2014 2015 2016 2017 Investor Relations Telefónica, S.A.

Conclusion • Solid earnings momentum • Increasing value of our customer base • Improving revenue growth trends Consolidated revenues up 1.5% y-o-y organic (+3.4% ex-regulation) Continued strength of mobile data revenues and Hispam, while Spain accelerates recovery • High profitability at 32.1%, nearly flat vs. Jan-Mar 13 Revenue flow and lower cost structure lead to a +0.5% y-o-y organic OIBDA growth Maximising value from scale and efficiency measures transformation • Continue to invest in high speed networks (FTTH & LTE) • Best Q1 FCF in the last three years • Strong debt reduction to €42.7Bn

Guidance criteria 2014: 2014 guidance in organic terms assumes constant exchange rates as of 2013 (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2014 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals such as restructuring costs, etc. CapEx excludes spectrum acquisition. Organic growth: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. CapEx also excludes spectrum acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 9, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer